BALLARD POWER SYSTEMS INC.
ANNUAL INFORMATION FORM
For the year ended December 31, 2024

Dated March 12, 2025

This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this Annual Information Form, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “could”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, sales pipeline and future product sales; future product roadmap, including expected product costs and selling prices, future product sales; future production capacities and volumes; the markets for our products; expenses and costs; contributions and cash requirements to and from joint venture operations; research, technology and product development activities, including future product performance, attributes, and launches and product cost reduction plans; as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions, including regarding our ability to implement, execute, complete or realize benefits of our restructuring initiatives on the timelines we expect, including our expectations with response to our expected restructuring changes, cost savings and the reduction of our planned capital expenditure. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to hydrogen and fuel cell market development; certain factors and assumptions relating to our existing customer and partner relationships; the generation of new sales; producing, delivering, and selling the expected product and service volumes at the expected prices and costs; and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts; manufacturing capacity and cost; product and service pricing; market demand; and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; our ability to attract and retain business partners, suppliers, employees and customers; our ability to extract value from joint venture operations; global economic trends and geopolitical risks, including changes in economic growth, rates of investment, inflation, interest rates or currency fluctuations in our key markets, including magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; geopolitical risk or an escalation of trade tensions such as those between the U.S. and China and the U.S. and Canada; the rate of commercial adoption of our markets, products or related ecosystem, including the availability and cost of hydrogen; investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including internal combustion engine, battery and fuel cell technologies; changes in our customers’ requirements, the competitive environment and/or related market conditions; product safety, liability or warranty issues; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions that may affect levels of demand and/or the financial performance of the major industries, regions and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail, marine and stationary sectors; cybersecurity threats; our ability to protect our intellectual property; climate risk; changing government or environmental regulations, including subsidies, credits, incentives or penalties associated with the adoption of clean energy products, including zero or low emission vehicles, hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; changes in U.S. tax laws and tax status related to “passive foreign investment company” designation; potential merger and acquisition activities, including risks related to integration, loss of key personnel and disruptions to operations; changes in U.S. tax laws and tax status related to the Inflation Reduction Act; and the general assumption that none of the risks noted in the “Risk Factors” section of this Annual Information Form will materialize.
The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.
In this Annual Information Form, references to “Corporation”, “Company”, “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and, as applicable, its subsidiaries. All dollar amounts are in United States dollars unless otherwise indicated. Canadian dollars are indicated by the symbol “C$”, and euros by the symbol “€”.
Except where otherwise indicated, all information presented is as of December 31, 2024.

CORPORATE STRUCTURE
Name, Address and Incorporation
Ballard was incorporated on November 12, 2008 under the Canada Business Corporations Act (Canada), under the name “7076991 Canada Inc.” Ballard changed its name to “Ballard Power Systems Inc.” on December 31, 2008. On August 24, 2016, Ballard continued into British Columbia under the Business Corporations Act (British Columbia). Ballard’s head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.
Previously, Ballard Power Systems Inc. was a British Columbia company incorporated on May 30, 1989. The original predecessor to Ballard was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries. In the course of investigating environmentally clean energy systems with commercial potential, we began to develop fuel cells and have been developing fuel cell technology since 1983.
Our Vision, Mission and Values
Our vision is to deliver fuel cell power for a sustainable planet. Our mission is to use our fuel cell expertise to deliver valuable and innovative solutions to our customers globally, create rewarding opportunities for our team, provide extraordinary value to our shareholders and power the hydrogen society.
Our values represent our core beliefs and underpin how we carry on our business. In addition to our value pillars of safety and innovation, we have five key cultural values:
•Listen and Deliver – We listen to our customers, understand their business and deliver innovative and valuable solutions for lasting partnerships;
•Quality Always – We deliver quality in everything we do;
•Inspire Excellence – We live with integrity, passion, urgency, agility and humility;
•Row Together – We achieve success through respect, trust and collaboration; and
•Own It – We step up, take ownership for our results and trust others to do the same.
Intercorporate Relationships
We have eleven subsidiaries and affiliates: (i) Ballard Power Corporation, a Delaware corporation that is a holding company; (ii) Ballard Fuel Cell Systems, Inc., a Delaware corporation that does certain development and manufacturing work, and provides certain services to customers; (iii) Ballard US Inc. (formerly Ballard Unmanned Systems Inc.), a Delaware corporation that is a dormant holding company; (iv) Ballard Power Systems Europe A/S (formerly Dantherm Power A/S), a Danish corporation that provides certain sales, commissioning, engineering services and after-sales service; (v) Ballard Norge AS, a Norwegian company that provides certain sales and after-sales services; (vi) BDF IP Holdings Ltd., a Canadian corporation that holds certain intellectual property assets; (vii) Ballard Services Inc., a British Columbia company that provides certain engineering services; (viii) Ballard Hong Kong Limited, a holding company for certain assets in China; (ix) Guangzhou Ballard Power Systems Co., Ltd., a Chinese wholly foreign-owned entity, that provides certain sales, quality, supply chain and after-sales services; (x) Ballard Power Systems (Shanghai) Co. Ltd., a Chinese wholly foreign-owned entity that is a holding company; and (xi) Ballard Motive Solutions Ltd. (formerly Arcola Energy Ltd.) (“BMS”), a United Kingdom company which was restructured in the fourth quarter of 2023 and discontinued.
We have a non-controlling 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai-Ballard JV”), located in Weifang, Shandong Province, China, with Weichai Power Co., Ltd. (“Weichai”) holding a 51% interest. The Weichai-Ballard JV’s business is to manufacture Ballard’s FCgen®-LCS fuel cell bipolar plates, stacks and power modules for bus, commercial truck and forklift applications with certain exclusive rights in China.
The following chart shows these subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of March 12, 2025:
Notes:
1. Ballard holds 100% of the non-voting, participating shares of BDF IP Holdings Ltd. and 34% of the voting, non-participating shares, along with each of Mercedes-Benz AG (33%) and Ford Motor Company (33%).
2. Ballard indirectly holds a 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. together with Weichai Power Co., Ltd. (51%).

Recent History
Over the past three years, we have continued to focus on building and commercializing our proton exchange membrane (“PEM”) fuel cell business for select mobility and stationary power applications. The following are key developments during that period:
Ballard announces fuel cell engine order totaling approximately 5 MW of fuel cell engines for bus market
On March 4, 2025, we announced a multi-year supply agreement from Manufacturing Commercial Vehicles for 50 FCmove®-HD+ fuel cell engines totaling approximately 5 megawatts (“MW”) .
Ballard announces multiple orders totaling over 6 MW of fuel cell engines for European bus market
On December 20, 2024, we announced orders from two bus manufacturers to supply over 90 fuel cell engines, representing approximately 6.4 MW of total rated power, for the European and UK city bus market.
Sale of small stationary assets
On November 29, 2024, we closed the sale of certain small backup power assets owned by Ballard Power Systems Europe A/S to SFC Energy AG.
Ballard announces restructuring
On September 12, 2024, we announced a global corporate restructuring to reduce our total annualized operating costs by more than 30%, with a substantial part of the annualized cost savings to be realized in 2025. The restructuring included a sizeable workforce reduction, rationalization of product development programs, consolidation of global operations and facilities, and a reduction in planned capital expenditures. This action was in response to changing market conditions and a change in the hydrogen and fuel cell industry outlook.
Ballard and Vertiv announce strategic technology partnership to support alternative energy usage for data centers
On June 18, 2024, Ballard and Vertiv, a global provider of critical digital infrastructure and continuity solutions, announced a strategic technology partnership with a focus on backup power applications for data centers and critical infrastructure, scalable from 200 kilowatts (“kW”) to multiple MWs.

Ballard launches 9th generation high-performance fuel cell engine for heavy-duty vehicles at ACT Expo 2024
On May 20, 2024, we unveiled our 9th generation, high-performance fuel cell engine, the FCmove®-XD, at the Advanced Clean Transportation (ACT) Expo at the Las Vegas Convention Center.
Ballard announces orders for 70 hydrogen fuel cell engines for delivery to Wrightbus in 2024
On April 16, 2024, we announced multiple purchase orders totaling 70 FCmove®-HD hydrogen fuel cell engines from our customer Wrightbus, a UK-based bus manufacturer deploying hydrogen-powered buses in the UK and Europe.
Update on global manufacturing strategy
On September 30, 2022, we announced our strategy ‘local for local’ where we summarized our plan to deepen our global manufacturing footprint in Europe, the United States, and China to support expected global market demand growth through 2030. As part of this strategy, we entered into an investment agreement with the Government of Anting in Shanghai’s Jiading District to establish our new China headquarters, membrane electrode assembly (“MEA”) manufacturing facility, and a research and development (“R&D”) center, at a site strategically located at the Jiading Hydrogen Port, located in one of China’s leading automotive industry clusters, with the plan to invest approximately $130 million over the next three years.
However, with the continued hydrogen and fuel cell policy uncertainties and market delays in China, as well as geopolitical risks, we decided to suspend our MEA localization plan in China while we continue with a comparative analysis on manufacturing capacity expansion options and possible sequencing prioritization in the U.S. and/or European markets.
With continued policy and other challenges in the China fuel cell market and the underperformance of the Weichai-Ballard JV, we reduced our corporate cost structure in China and initiated a strategic review of our China strategy. After conducting our strategic review, we have decided not to make any additional significant investments in China for the foreseeable future.
On March 14, 2024, we announced that we received notification from the Hydrogen and Fuel Cell Technologies Office within the U.S. Department of Energy (“DOE”) that Ballard’s applications for two grants totaling $40 million under the Clean Hydrogen Electrolysis, Manufacturing, and Recycling Program have been selected and recommended for negotiation of financial awards. The grants will support Ballard’s construction and build out of its announced new fuel cell Gigafactory in Rockwall, Texas.
On April 1, 2024, we announced that we have been awarded up to $54 million of investment tax credits from the U.S. Internal Revenue Service as part of the Qualifying Advanced Energy

Project Tax Credit, funded by the Inflation Reduction Act. This award of tax credits is intended to support the build-out of the proposed Texas Gigafactory.
Given continued uncertainties in hydrogen and fuel cell policies, including the impact on hydrogen policies of the recent U.S. federal elections, and the uncertainties relating to the adoption rate and timing for PEM fuel cells in heavy mobility applications, the business case for production capacity expansion investments in the foreseeable future is extremely challenged. Accordingly, we have repositioned our previously planned Texas Gigafactory expansion program to defer our final investment decision to 2026 pending market adoption and demand indicators. This deferral will likely result in the previously announced investment tax credits being unavailable for this project.
On March 5, 2025, Ballard signed an agreement with the European Innovation Fund for a grant of up to €113 million for a proposed European manufacturing facility. Funding under the grant will be paid against milestones, the first of which is aligned with our final investment decision, currently planned for Q3 2027. As noted above, the business case for production capacity expansion investments in the foreseeable future is extremely challenged and our final investment decision will be subject to market adoption and demand indicators.
Ballard announces 15 MW order for stationary power products in Europe
On March 5, 2024, we announced an order for 15 MW of fuel cell systems from a UK-based company specializing in renewable off-grid power generation.
Long-term supply agreement with NFI Group Inc. (“NFI”) and purchase order for 100 fuel cell engines for bus deployments in North America
On January 3, 2024, we announced the signing of a new long-term supply agreement with NFI, a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe. As part of the agreement, NFI placed its first purchase order for a minimum of 100 FCmove®-HD+ modules which were delivered in 2024.
On November 4, 2024, we announced a purchase order to supply a further 200 fuel cell engines to a subsidiary of NFI.
Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (“Synergy Ballard JVCo”)
On October 18, 2023, we completed an equity transfer agreement to sell our 10% interest (fair valued at nil) in Synergy Ballard JVCo to the Synergy Group for nominal consideration. As we no longer have significant influence over the operating activities of Synergy Ballard JVCo, the equity method of accounting for this investment was discontinued as of September 30, 2023. Ballard, Synergy Group and Synergy Ballard JVCo signed mutual releases and the exclusive license to Synergy Ballard JVCo was terminated.

Solaris Bus & Coach S.A. orders and long-term supply agreement
On November 17, 2022, we announced another purchase order from Solaris Bus & Coach S.A. (“Solaris”) for a further 25 70 kW heavy-duty FCmove®-HD fuel cell modules.
On October 10, 2023, we announced multiple purchase orders totaling 177 hydrogen fuel cell engines from Solaris. Ballard started deliveries of these fuel cells in 2023 and 2024. We expect the remainder to ship in 2025.
On November 6, 2023 we announced multiple purchase orders totaling 62 hydrogen fuel cells engines from Solaris.
On April 1, 2024, we announced the signing of a long-term supply agreement with Solaris Bus & Coach sp. z o.o. for the supply of 1,000 hydrogen fuel cell engines through 2027 for the European transit bus market.
Ballard signs contracts with Stadler
On September 26, 2022, we announced an order from Stadler Rail AG , a leading manufacturer of rolling stock, for the supply of six 100 kW FCmove®-HD+ fuel cell engines to power trains for San Bernardino County Transportation Authority (SBCTA), with the option of additional trains in the future.
On December 9, 2024, we announced the signing of a multi-year supply agreement with Stadler US Inc. to supply 8 MW of FCmove®-HD+ fuel cell engines to power trains for the California Department of Transportation (Caltrans).
Ballard granted Type Approval by DNV for the FCwave® marine fuel cell module
On April 6, 2022, we announced that we have received Europe’s industry first Type Approval by DNV, one of the world’s leading classification and certification bodies, for our marine fuel cell module FCwave®.
Ballard announces orders for 31 fuel cell engines to a leading global construction, electric power & off-road equipment manufacturer
On January 13, 2022, we announced orders for 31 engines, totaling 3 MW of hydrogen fuel cell power, to a leading global construction, electric power, and off-road equipment manufacturer for testing and deployment in a variety of end-use applications.
Acquisition of Arcola
On November 11, 2021, we announced the acquisition of Arcola Energy Ltd. (renamed Ballard Motive Solutions (“BMS”)), a UK-based systems engineering company, specializing in hydrogen fuel cell powertrain and vehicle systems integration.
Following a strategic review in 2023, we determined BMS was no longer core to our strategy as there was limited near-term market demand for specialized third-party powertrain integration support. Accordingly, during the fourth quarter of 2023, we completed a restructuring of operations at BMS and operations have been effectively closed and discontinued.
Infrastructure funds
In 2021, we committed to invest in two hydrogen infrastructure and growth equity funds whereby we acquired a 12% interest in the HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; and a 1% interest in the Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France.
During the first quarter of 2024, we committed to invest in a decarbonization and climate technology and growth equity fund by acquiring a 2% interest in Templewater Decarbonization I, L.P., a limited partnership registered in Cayman Islands.
Ballard and Quantron AG announce a strategic partnership for the development of hydrogen fuel cell trucks
On September 7, 2021, we announced a strategic partnership with Quantron AG (“Quantron”) which was expected to accelerate deployment and market adoption of fuel cell technologies.
On September 19, 2022, we announced a minority equity investment in Quantron. In 2023, Ballard made an additional investment in Quantron after the satisfaction of certain investment conditions.
After failing to raise additional funding in 2024, Quantron has now entered preliminary insolvency proceedings.
Ballard receives orders to power Siemens Mireo Plus H passenger trains and signs LOI for up to an additional 200 modules over the next six years
On July 15, 2021, we announced a purchase order for two of our 200 kW fuel cell modules from Siemens Mobility GmbH (“Siemens”) to power a 2-car Mireo Plus H passenger train through a trial operation in Bavaria, Germany.
On September 22, 2022, we announced an order for fourteen 200 kW fuel cell modules from Siemens, to power a fleet of seven Mireo Plus H passenger trains. These trains entered into passenger service in early 2025.
Siemens also signed a letter of intent with Ballard for the supply of 200 fuel cell modules totaling 40 MW over the next six years, including a firm commitment on 100 of the fuel cell modules totaling 20 MW.
Ballard fuel cells to power CPKC Hydrogen Locomotive Program
On March 9, 2021, we announced that Canadian Pacific (“CP”), now Canadian Pacific Kansas City (“CPKC”), will employ Ballard fuel cell modules for CP’s pioneering Hydrogen Locomotive Program to develop North America’s first hydrogen-powered line-haul freight locomotive by retrofitting a formerly diesel-powered locomotive with Ballard’s 200 kW hydrogen fuel cell modules.
In 2022 through 2024, Ballard supplied CPKC with 44 fuel cell engines for use in its hydrogen locomotives.
On December 5, 2024, we announced the signing of a new long-term supply agreement with CPKC, including the initial supply of 98 fuel cell engines for use in the North American freight rail market. Deliveries of all 98 engines are expected in 2025.
OUR BUSINESS
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in PEM fuel cell and power system development and commercialization.
Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our market verticals of bus, truck, rail, marine, stationary power, and emerging markets, as well as offering engineering services, product and systems integration services, and related technology transfer for a variety of PEM fuel cell applications.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand and modular design. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology, which include membrane electrode assemblies, catalysts, plates, and other key components, and which draw on intellectual property from our patent portfolio together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and system integration.
Strategy
We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.
We typically select our target market applications based on use cases where the comparative user value propositions for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where vehicles typically return to a depot for centralized refueling and do not require a distributed refueling network. Our current target markets include certain medium- and heavy-duty mobility applications, such as bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.
We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current key target markets are the geographic regions of Europe, North America, and China.
While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and across select geographic regions will significantly expand and strengthen our long-term business prospects. We believe this business model approach will increase volume scaling in our operations, enable lower product and production costs for the benefit of all markets, improve our competitive positioning and market share, enable richly diversified revenue streams and profit pools, and enhance our returns on investments in our technology, product development and manufacturing.
There has been a material change in the outlook and sentiment for the hydrogen and fuel cell industry over the past five years. Policies, market outlook and investor sentiment were favourable and supportive in 2020 and 2021, resulting in many companies planning investments in the hydrogen and fuel cell industry. However, over the past few years, there have been significant changes in the industry context resulting from a variety of factors, including: an uncertain macroeconomic outlook; a dynamic geopolitical environment; prolonged policy uncertainty in the U.S., Europe and China; uncertain election cycles in key countries; rising interest rates, inflation and material costs; and various funding challenges. These changes have adversely impacted and delayed hydrogen projects across key global markets. We believe there is a multi-year push-out of the hydrogen and fuel cell industry, including hydrogen project development, the availability of low-cost hydrogen, the availability of hydrogen refueling infrastructure, and the commercial adoption of PEM fuel cell applications.
In addition, over the past few years, there has been a negative change in investor sentiment towards pre-profitability clean energy companies with long-duration investment horizons. In the hydrogen and fuel cell industry, many companies have been struggling with compressed valuations, liquidity issues, and restricted access to capital.

These factors have led to a rationalization across the hydrogen and fuel cell industry, starting in 2023. This rationalization has included numerous corporate restructurings, failures and insolvencies across the industry value chain. For example, in 2024, many hydrogen and fuel cell companies throughout the value chain took restructuring actions to reduce their corporate costs and cash burn rate.
At Ballard, we also implemented certain restructuring activities in 2023 and 2024 to moderate our investment intensity and pacing to better align with delayed market adoption.
In 2023, we implemented a modest headcount reduction, rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities, including BMS in the UK. We also suspended a proposed $130 million investment for the localization of a new MEA production facility in China.
In 2024, we observed further indicators of slowing hydrogen and fuel cell policy implementation and market adoption. We also noted a material weakening of the financial position of certain customers, increasing the risk regarding the ability of certain customers to continue with their product development programs and commercialization plans, in turn placing more risk on our sales order book and sales pipeline, as well as on certain of our development programs, trade receivables and inventory investments. We also observed a continued deterioration in the financing environment for certain customers and partners.
As this context represents a significant headwind to our corporate growth plan, we initiated a global corporate restructuring in September 2024 to further moderate our investment intensity and pacing to better align with delayed market adoption. We expect our restructuring to reduce total annualized operating costs by more than 30%, with a substantial part of the anticipated reduction in annualized operating costs expected to be realized in 2025. Our restructuring included a sizeable workforce reduction, rationalization and consolidation of certain global operations and facilities, and a reduction in certain planned capital expenditures.
Given continued uncertainties in hydrogen and fuel cell policies, including the impact on hydrogen policies of the recent U.S. federal elections, and the uncertainties relating to the adoption rate and timing for PEM fuel cells in heavy mobility applications, the business case for production capacity expansion investments in the foreseeable future is extremely challenged. Accordingly, we have also repositioned our previously planned Texas Gigafactory expansion program, where we expect to defer our final investment decision to 2026, pending market adoption and demand indicators.
With continued policy and other challenges in the Chinese fuel cell market and underperformance of the Weichai-Ballard JV, and as part of our global restructuring, we also reduced our corporate cost structure in China and initiated a strategic review of the Weichai-

Ballard JV. After conducting our strategic review, we have decided not to make any additional significant investments in China, including in the Weichai-Ballard JV, for the foreseeable future.
As we look to our long-term strategic plan and cascading capital allocation, we continue to believe hydrogen and PEM fuel cells will play an important long-term role in decarbonizing select heavy mobility and stationary power applications. We believe there are certain use cases where customers will be attracted to the differentiated PEM fuel cell value proposition of long range, fast refueling, heavy payload, and zero tailpipe emissions.
However, given ongoing market uncertainties, we expect further industry rationalization, failures, restructurings and consolidation in 2025. We will continue to closely monitor various factors and circumstances that may impact the commercial adoption of our markets and products, including factors related to macroeconomic conditions and outlook, geopolitical context, climate change policies, hydrogen and fuel cell industry growth, capital markets, supply chain development, and customer conditions. We will continue to review our investment plans and cost structure based on these factors. We will also remain focused on our customers and our controllables, including our development of next-generation, low-cost fuel cell products, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.
Revenues from Market Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segments consist of the sale of PEM fuel cell products and and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after-sales services and training, are included in each of the respective markets.
The following chart shows the percentage of total revenues which arises from sales to investees and sales of products and services to other customers, for the years 2024 and 2023:

	2024	2023
Revenues from Fuel Cell Products and Services
Percentage of total revenues	100%	100%
Portion representing sales to investees (1)	4.0%	8.0%
Portion representing sales to customers other than investees	96.0%	92.0%
Notes:
1. In this table, “investees” means Weichai Ballard Hy-Energy Technologies Co., Ltd., a joint venture formed in China, of which we hold a 49% equity interest.

Our Markets, Products and Services
Product & Service Overview
Ballard provides products in three distinct product classes and two separate categories of services:
1.MEAs: We provide our proprietary proprietary membrane electrode assemblies (“MEAs”) to the Weichai-Ballard JV that use the MEAs to produce our proprietary FCgen®-LCS fuel cell stacks, respectively.
2.Fuel cell stacks: We provide our proprietary FCgen® fuel cell stacks to original equipment manufacturer (“OEM”) customers and system integrators that use the stacks to produce fuel cell systems for certain mobility or stationary power solutions.
3.Fuel cell modules: We design and assemble PEM fuel cell power modules or engines for certain mobility and stationary power applications. We design these modules using our proprietary fuel cell stacks, balance of plant components we typically specify and procure from third-party suppliers, and proprietary controls software.
4.Technology Solutions: We offer specialized engineering services to our customers typically for integration of our into a vehicle platform or packaged power generation solution or for custom fuel cell development.
5.After-Sales Services: We offer our customers after-sales services including warranty support, service contracts, spare parts management, fleet monitoring and training.

The following table lists the key fuel cell products we currently produce, offer for sale, have under development or are testing:

Fuel Cell Product Family:
Product Name	Application	Status
FCgen®-LCS MEA	Fuel cell stacks for buses and commercial vehicles	Sales to licensee (Weichai-Ballard JV)
FCgen®-HPS stacks	Light-duty and heavy-duty commercial vehicles	Sales to OEMs and system integrators
FCgen®-LCS stacks	Buses, commercial vehicles, rail and material handling	Sales to OEMs and system integrators
FCgen®-1020ACS stacks	Material handling and backup power	Sales to OEMs and system integrators
FCmove® modules	Buses, commercial vehicles, rail and stationary	Sales to OEMs and system integrators
FCwave® modules	Marine, rail (freight locomotives) and stationary	Sales to OEMs and system integrators
FCrail® modules	Passenger rail application	Sales to OEMs and system integrators

Fuel Cell Products and Services
Our primary business is the sale of Power Products, consisting of fuel cell modules and fuel cell stacks offered to customers in our target market verticals of bus, truck, rail, marine, stationary power, and emerging markets. Fuel cell electric vehicles and power generation systems in these applications rely on centralized fueling depots that simplify the hydrogen infrastructure requirements and are typically government-subsidized, thus enabling the purchase of pre-commercial fleets.
In addition to our fuel product, we also provide engineering services to customers in our target markets under our Technology Solutions offering. Our engineering services help customers solve difficult technical and business challenges in the commercialization of their PEM fuel cell products and/or address new business opportunities and markets. We offer customized, bundled technology solutions, including specialized PEM fuel cell engineering services, access to our intellectual property portfolio and know-how, as well as specialized integration support for our products in various applications across all of our market verticals.
We design and manufacture fuel cell modules and stack products capable of delivering 50 kW to 200 kW of power. These modules and stacks can be combined to provide power output in excess of 1 MW for certain applications. We supply the fuel cell modules to a combination of vehicle OEMs and system integrators to deliver to end users.
In 2019, we launched our eighth-generation high-performance fuel cell module, the FCmove®-HD. The FCmove® family of products is designed to power medium- and heavy-duty commercial vehicles such as buses and trucks. The FCmove®-HD 70 kW version is being delivered to customers in China and Europe and has been integrated into vehicles. The FCmove®-HD+ 100 kW version was launched in 2021. We presented at the IAA Show in September 2022 the concept unit for FCmove®-XD (120/240 kW) product which was developed for heavy duty trucks (>19t and class 6-8) and became commercially available in 2023. On May 20, 2024, we unveiled our eight-generation, high-performance fuel cell engine, the FCmove®-XD.
In 2020, we introduced the FCwave®, a fuel cell module designed for certain marine applications. The FCwave® fuel cell module is a 200 kW modular unit that can be scaled in series up to the multi-megawatt power level. The FCwave® product provides primary propulsion power for marine vessels – such as passenger and car ferries, river push boats, and fishing boats – as well as stationary electrical power to support hotel and auxiliary loads on cruise ships and other vessels while docked at port (also known as ‘cold ironing’). In 2021, we also started to sell FCwave® products for stationary and rail applications. In 2022, our FCwave® fuel cell module was granted the industry-first Type Approval by DNV, one of the world’s leading marine classification and certification bodies.
Market Verticals
Bus
We provide Power Products and associated services to bus manufacturers, primarily in Europe and North America. The city transit bus market is our most mature market as measured by the length of time Ballard has been active in the market and by the number of products sold to customers in the market. Hydrogen fuel cell buses offer zero tailpipe emissions, long range, rapid refueling times, reliable performance in diverse weather conditions, and scalable refueling infrastructure.
Truck
We supply Power Products and associated services to commercial truck manufacturers and commercial truck integrators, primarily in Europe and North America. Our Power Products and associated services revenues from Weichai-Ballard JV are also recorded in this vertical. The hydrogen fuel cell truck market is at a nascent phase typified by demonstration projects to prove the capabilities of the technology in real world use cases. For truck applications, hydrogen fuel cell power offers long range, high payloads, short refueling times, and high fuel efficiency. Target applications for our truck vertical include heavy-duty long haul trucks, rubbish collection vehicles or garbage trucks, and medium-duty trucks or delivery vans.
Rail
We supply Power Products and associated services to train manufacturers and railway operators, primarily in Europe and North America. Our technology offers a value proposition to railway operators seeking to reduce greenhouse gas emissions on railway lines that lack overhead catenary power infrastructure, as hydrogen fuel cells eliminate the need to build the overhead infrastructure by utilizing refueling depots that mirror current practice for diesel locomotives. Target applications for our rail vertical include passenger rail and freight locomotive applications.
Marine
We supply Power Products and associated services to the marine industry, including ship builders, ship operators and systems integrators in Europe. Fuel cell power offers low emissions, long range and rapid refueling time. Target applications in our marine vertical include coastal and river applications, such as ferries, barges, short sea container ships and tugs.
Stationary Power
We supply Power Products and associated services to OEMs and system integrators of power generation products. Our products allow users to generate zero emission power in remote locations that lack access to electrical grid infrastructure or generate back-up power for up to several days. Given the expected growth in electricity demand and the difficulties of expanding the electrical distribution network, we see an opportunity for fuel cell products to support demand for incremental power generation. Target applications include EV charging, TV and film production sites, grid balancing, and data centers back-up power.
Emerging Markets
Our Emerging Markets vertical encompasses two distinct markets: Materials Handling and Off-Highway. We supply Power Products and associated services to customers in both market verticals.
The material handling market includes industrial vehicles such as forklifts, automated guided vehicles and ground support equipment. Our initial focus is on battery-powered Class 1 counterbalance lift trucks, Class 2 reach trucks and Class 3 pallet forklifts. Ballard is currently supplying fuel cell stacks to a limited number of system integrators in North America and Europe.

The off-highway market includes industrial vehicles such as ultra-class mining haul trucks, excavators, construction equipment and farming equipment. Fuel cell products enable customers to operate their vehicles with high up-times, and are able to meet high power demands in heavy-duty applications.
Competition
Diesel-powered buses and commercial trucks currently dominate the market today. Compressed natural gas and diesel electric hybrid powertrains are lower-emission alternatives to diesel engines but are in limited service today. Electric trolley buses provide a zero-emission alternative; however, their purchase price is high and the overhead catenary power infrastructure is expensive to maintain and is considered aesthetically undesirable in many urban centres. The recent developments in battery-powered powertrain vehicles have created a zero-emission alternative to fuel cell buses in the form of battery electric buses and commercial trucks, as well as electrified trains and battery-powered marine vessels. These battery-powered heavy-duty vehicles will continue to offer a competitive zero emission mobility solution for zero-emission mobility applications.
We believe that fuel cell electric vehicles are the best zero-emission alternative for medium-duty and heavy-duty applications in certain use cases in bus, truck, train, marine and off-highway. In comparison to battery electric vehicles, we believe fuel cell electric vehicles in medium-duty and heavy-duty applications are able to operate over a longer range and on more demanding routes; offer higher energy density to maximize payload; and are capable of refueling quickly, ensuring the vehicle is on the road generating revenue for the fleet operator. We also believe that in certain cases hydrogen refueling infrastructure has certain scaling cost and logistics advantages compared to battery recharging for large fleets.
Companies developing fuel cell systems for heavy-duty applications include Beijing Sinohytec Co. Ltd., cellcentric GmbH & Co. KG (a joint venture of Daimler Truck AG and the Volvo Group), Cummins Inc., EKPO Fuel Cell Technologies GmbH (a joint venture of ElringKlinger and OPmobility), Hyundai Motor Company, Honda Motor Company, Plug Power, Inc., Powercell Sweden AB, Robert Bosch GmbH, Shanghai Re-Fire Technology Co., Ltd., Sino-Synergy Hydrogen Energy Technology (Jiaxing) Co., Ltd., Symbio SAS (a joint venture of Michelin, Forvia and Stellantis), and Toyota Motor Corporation.
We are also seeing the emergence of product offerings for hydrogen internal combustion engines developed by companies like Cummins Inc. and J C Bamford Excavators Ltd. Numerous engine and vehicle manufacturers are investing in development programs. This technology is seen as a potential bridge between legacy internal combustion engines and hydrogen fuel cell mobility. Through modification of existing diesel engines, it allows the use of hydrogen as a fuel leading to CO2 emission reduction. However, the technology is not expected to meet all zero emission requirements (such as NOx and SOx emissions) and is expected to have significantly lower efficiency compared to fuel cells.
The stationary power generation market is currently dominated by diesel generators, gas internal combustion engines and batteries. Advanced battery technology continues to make modest progress in the backup power generation market. However, advanced battery technologies still require lengthy recharging and, in many cases, cannot meet desired run times without requiring substantial space. We believe that PEM fuel cell products are superior to batteries in some applications, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.
For certain applications and markets we believe fuel cell power generators offer a value proposition against diesel generators with lower operating cost, extended run time, low emission and noise, and less risk of theft.
Hydrogen-fueled gas turbines are also being developed and could be an alternative to diesel or natural gas generators. Compared with fuel cell systems, however, H-ICEs and gas turbines produce nitrous oxide emissions and are considered to be less power efficient.
Companies developing PEM fuel cell systems for stationary power generation applications include Honda Motor Company, Plug Power, Inc., Powercell, and Toyota. We seek to gain competitive advantage through fuel cell designs that provide zero emissions, superior performance, reliability, durability and cost.
We believe that we are well positioned to compete with our competitors based on our talented workforce, intellectual property portfolio, technology, number of product offerings, manufacturing capabilities, vertical integration, customers, partners, brand, financial strength, and extensive operating hours in real world heavy-duty operations.
Impact of Regulations and Public Policy
In the course of carrying on our business we believe we have become aware of government regulation and public policies that may be supportive of our business, the fuel cell industry in general or zero-emission vehicles. The statements below in this section are based on our understanding of the regulations and public policies in place in the particular jurisdiction as of the date of this Annual Information Form that we believe to be correct. While we believe the statements below in this section to be correct, regulation and public policy may change without notice and our understanding of regulations and public policies may be incorrect.
Prolonged policy uncertainty, unpredictable election cycles, and funding challenges are adversely impacting and delaying hydrogen projects across key global markets. Few hydrogen projects moved to financial investment decisions (“FID”), while several were outright canceled. There was a widespread acknowledgment of a multi-year push-out of hydrogen project development and the availability of low-cost, low-carbon hydrogen and hydrogen refueling infrastructure, as well as the timelines for commercial adoption of PEM fuel cell applications.
Approximately 75 countries have announced targets to achieve net-zero emissions strategies for 2050 or pledged to be carbon neutral by 2050. As of June 7, 2023, 35 countries representing approximately 90% of global GDP have specific hydrogen strategies according to the industry association “Hydrogen Europe”. According to the Hydrogen Council, clean hydrogen projects that reached the FID have seen a dramatic increase from 102 committed projects in 2020, representing some $10 billion in committed investment, to 434 in 2024, representing some $75 billion.
On November 15, 2021, President Biden of the United States of America signed into law the Infrastructure Investment and Jobs Act (“IIJA”). The bill allocates over $62 billion to the Department of Energy to advance clean energy technologies, including: (1) $8 billion to support the development of at least four clean hydrogen hubs across the United States in order to further development with respect to the production, processing, delivery, storage, and end-use of clean hydrogen; and (2) $1 billion to support the demonstration, commercialization, and deployment of electrolyzer systems, in order to decrease the cost of clean hydrogen production. On October 13, 2023, the Department of Energy announced that seven Hydrogen Hubs across the United Status have been awarded $7 billion in funding to support the development of clean hydrogen production, delivery, and end-use.
In 2023, nearly $1.7 billion was allocated through the Federal Transit Administration’s (the “FTA”) Low and No Emission Grants and the Bus and Bus Facilities Grants; this funding supported investment in 150 transit fleets and facilities throughout the United States with more than 1,700 vehicles being zero-emission.
The Inflation Reduction Act (“IRA”) was signed into law by President Biden in August 2022, and represents a $369 billion investment in the modernization of the American energy system. Among other things, the broad bill includes a clean hydrogen production tax credit (up to $3/kg of hydrogen produced at a given facility, based on the carbon intensity of production). It is intended to make technologies, like green hydrogen and carbon capture, profitable in large scale improving business case for hydrogen mobility and deployment of fuel cell applications. The final ruling for the implementation of the production tax credit was only released by the Internal Revenue Service (IRS) in January 2025.
As of January 2025, with the new U.S. Administration in place, there have been several presidential executive orders that may adversely impact the renewable energy, hydrogen and fuel cell industries in the U.S., including programs, incentives and tax credits previously introduced under the IIJA and IRA. Certain of these executive orders are or may be subject to legal challenge. We expect continued policy uncertainty in the U.S. hydrogen and fuel cell industry in

2025, which is likely to further delay the adoption and growth of hydrogen production, hydrogen distribution and refueling infrastructure, and PEM fuel cell applications.
The California Air and Resource Board (“CARB”) Low Carbon Transportation and Air Quality Improvement Program programs provide mobile source incentives to reduce GHG emissions, criteria pollutants, and air toxics through the development of advanced technology and clean transportation in California. The ICT Regulation was adopted in December 2018 and requires all public transit agencies to gradually transition to a 100 percent zero‑emission bus (“ZEB”) fleet. Beginning in 2029, all new transit bus purchases by California transit agencies must be ZEBs, with a goal for full transition by 2040. In 2020, the CARB unanimously adopted the world’s first zero-emission commercial truck requirement, the Advanced Clean Trucks rule. Beginning in 2024, truck manufacturers must increase their zero-emission truck sales to between 30-50 percent by 2030 and 40-75 percent by 2035 depending on the class of truck. The CARB requirements are expected to be key drivers of the growing demand in California for fuel cell trucks and buses. In 2023, the CARB passed the In-Use Locomotive Regulation to reduce emissions from locomotives operating in the state. Under the rules, switch, industrial and passenger locomotives built in 2030 or after will be required to operate in zero-emissions configurations while in California, and in 2023 for freight line haul. The U.S. Environmental Protection Agency (“EPA”) has not yet approved these latest regulations and are at risk with the new U.S. Administration. On January 15, 2025, California withdrew its requests for waivers from the EPA for the Advanced Clean Fleet program and the In-Use Locomotive Regulation, indicating that it was unlikely to receive approvals from the incoming Trump administration. The ACT regulation received a waiver from the U.S. EPA in 2023.
Significant funding is invested in hydrogen production, distribution and use, throughout the EU. In 2020, multiple countries in Europe announced ambitious hydrogen strategies supported by significant funding (for example, €9 billion in Germany and €7 billion in France). In 2023, the European Commission launched a €800 million auction for hydrogen production subsidies in November 2023. The Netherlands, Germany, Denmark and the UK also launched support schemes for hydrogen (and derivatives) production.
The European Commission’s “Fit for 55 package”, announced in July 2021, includes 19 legislative proposals to help the European Union reach its climate goals of reducing GHG emissions by 55% by 2030 and achieving carbon-neutrality by 2050. As of December 31, 2023, 14 pieces of legislation tabled under this package have been adopted, several of which could support growth of the European Union’s hydrogen economy. For instance, the Alternative Fuels Infrastructure Regulation (EU 2023/1804) mandates the deployment of hydrogen refueling stations at least every 200 km along the main EU highways (“TEN-T network”) for compressed hydrogen by 2030. The revised Renewable Energy Directive (2023/2413) that came into force on November 20, 2023, mandates fuel suppliers to supply enough hydrogen and derivatives

(Renewable Fuels of Non-Biological Origin “RFNBOs”) to cover at least 1% of the energy used in transport by 2030.
The revised CO2 emission standards for heavy-duty vehicles presented by the European Commission on February 14, 2023, are also expected to drive adoption of zero-emission trucks, buses and coaches by setting emission reduction targets for all major OEMs. As of end 2023, the European Institutions have reached a preliminary agreement to mandate CO2 emission reduction of 45% by 2030, 65% by 2035 and 90% by 2040 for trucks above 7.5 tons. All city buses are also expected to be zero-emission by 2035. In November 2021, the European Commission launched the Clean Hydrogen Partnership, taking over the activities of the existing Fuel Cell and Hydrogen Joint Undertaking. The Partnership will support hydrogen technologies R&D with €1 billion of funding for the period 2021-2027, complemented by at least an equivalent amount of private investment (from the private members of the partnership).
Other relevant EU legislative initiatives for the hydrogen and fuel cell sector include the, the new Fuel EU Maritime, the revised EU emission trading scheme, the Energy Efficiency Directive, the revision of the EU gas directive and EU gas regulation, the revised Weights and Dimensions directive and the Net Zero Industry Act.
In December 2020, Canada announced its Hydrogen Strategy setting an ambitious framework to cement hydrogen as a key part of Canada’s path to net-zero carbon emissions by 2050 and make Canada a global leader in hydrogen technologies. In 2021, Natural Resources Canada set up a framework for the execution of Canadian Hydrogen Strategy including development of hydrogen hubs and have released first call for proposal for production at scale of green hydrogen to be used for fuel for zero emission vehicles. In August 2021, the Canadian government announced the creation of the Zero Emission Transit Fund, which will allocate $2.75 billion to ZEBs over five years with a goal of deploying 5,000 ZEBs. Since 2022 and 2023 the Canadian Government has been working on the implementation of the hydrogen strategy with focus on a number of hydrogen hubs.
The Clean Hydrogen Investment Tax Credit (ITC), first announced in the 2022 Fall Economic Statement and described in Budget 2023, will provide a 15 to 40 per cent refundable tax credit for investments in projects that produce all, or substantially all, hydrogen through their production process. Projects with less than 0.75kg of carbon dioxide-equivalent (CO2e) per kilogram of hydrogen produced will receive the full 40% rate. On May 2, 2024, federal Bill C-69, an Act to implement certain provisions of the budget tabled in Parliament on April 16, 2024, was tabled in the House of Commons. Bill C-69 includes the legislation to implement the clean hydrogen investment tax credit (Clean Hydrogen ITC) and the clean technology manufacturing investment tax credit (Clean Technology Manufacturing ITC).
In September 2020, the Government of China announced a new 4-year policy framework replacing existing subsidy programs with awards. While previous policies in China to support zero-emission vehicle makers (sometimes referred to as new-energy vehicles) had offered subsidies on sales, the new policy framework will require local governments and companies to build a more mature supply chain and business model for the new-energy vehicle industry. The Government of China is expected to provide financial incentives to demonstration regions that meet requirements based on:
•Completeness of industry base with leading enterprises;
•Competitive hydrogen energy supply and economics;
•Prior fleet demonstration of fuel cell electric vehicle (“FCEV”) applications; and
•Guaranteed local policy to support FCEV industry.
In 2021, the Government of China announced the first demonstration city clusters in Beijing, Shanghai and Guangdong. In early 2022, the Government of China announced Henan and Hebei as the second demonstration city clusters.
In March 2022, the National Development and Reform Commission (NDRC) and National Energy Administration (NEA) jointly released the country’s first mid to long-term plan for implementing and developing hydrogen usage in China, stretching until 2035. According to the plan, the projected volume for renewable-based hydrogen is aimed to reach within the range 100,000-200,000 tons annually by 2025.
Workforce
As of December 31, 2024, we had 887 temporary and permanent employees in Canada, the United States, the European Union, the United Kingdom and China, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, quality, supply chain management, advanced manufacturing, marketing, sales, service, business development, legal, finance, accounting, human resources, information technology and business management. This reflects the global corporate restructuring further detailed in the Recent History section. Our employees are not represented by any labour union. Each employee must agree to confidentiality provisions as part of the terms of employment, and certain employees have also executed non-competition agreements with Ballard.
Sustainability and ESG
Strategy and Oversight
Our strategic theme, Here for Life®, reflects our purpose to decarbonize mobility and drive the transition to a low-carbon energy future. Our strategy remains rooted in a fundamental commitment to risk management, seizing opportunities, and operating in an environmentally and socially responsible way. By prioritizing environmental, social and governance (“ESG”)

practices and promoting transparency, Ballard aims to maximize our positive impact on the world alongside our customers, partners, and suppliers.
The Board’s Sustainability and Governance Committee (“S&G Committee”) is responsible for overseeing our environmental, social, and governance performance, including the policies and practices related to ESG. Composed of independent directors, the S&G Committee receives regular updates from management on ESG activities and shares relevant information with the Board regularly. In 2024, the S&G Committee was focused on navigating the evolving ESG regulatory landscape, with particular attention to understanding emerging reporting standards, new anti-greenwashing and modern slavery legislation in Canada, and assessing other potential regulatory impacts.
Details of the Committee’s mandate are available on Ballard’s website at https://www.ballard.com/investor-hub/document-library/#governance.
Recent Developments
•In 2024, Ballard undertook its first double-materiality assessment (DMA) to align ESG risks and opportunities with financial and impact considerations, informing its next three-year ESG strategy.
•The Company published three key reports related to its ESG activities, including (i) its inaugural Communication on Progress (CoP) report to the United Nations Global Compact (“UNGC”), detailing progress against the ten principles, (ii) the fifth standalone annual ESG report capturing the second year of activities from our ESG strategy and roadmap, and the pursuit of Ballard’s sustainability commitments and supporting initiatives, and (iii) the first annual “Fighting Against Forced Labour and Child Labour in the Supply Chains Act” report to align with recent Canadian legislation. A copy of the ESG Report and Forced and Child Labour Report can be found on the website at www.ballard.com/sustainability.
•As part of the UNGC Network Canada’s Biodiversity Working Group, Ballard collaborated with Canadian industry leaders to develop “TNFD Essentials: A Beginner’s Guide to Nature-Related Financial Disclosures”, released in September. This practical guide provides tools to integrate environmental considerations into business strategies.
•Ballard continued to advance its Mission Carbon Zero initiative, targeting carbon neutrality for corporate emissions by 2030 (corporate emissions include scope 1, scope 2, and some scope 3 emissions, including business travel, employee commuting and telecommuting, and the hydrogen production emissions of hydrogen consumed by the organization in research and development activities). Efforts focused on executing the Carbon Neutral Plan (CNP), a roadmap with six primary goals to reduce the carbon footprint and accelerate emissions avoidance as the business grows.

Environmental Policy
Ballard is committed to supporting the delivery of fuel cell solutions while seeking to mitigate our negative environmental impact and ensuring compliance with applicable regulatory requirements. Consequently, we have implemented comprehensive environmental management programs with half of our operating sites (including our most material production facilities) third-party certified under ISO 14001, and plans to certify the remaining. We strive to contribute to the protection of the environment by integrating environmental priorities into our overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific targets.
Social Policies
Ballard maintains (i) a comprehensive Code of Ethics and (ii) a Harassment, Workplace Bullying and Anti-discrimination Policy. These policies affirm Ballard’s commitment to preventing harassment and discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other basis protected by law, ordinance or regulation. The policies extend to recruitment, selection and compensation practices, as well as to working conditions and the work environment. Internal complaint resolution procedures have been established whereby any person covered by these policies can contact their people and culture business partner or manager who will address their complaint. We encourage our employees to report any situation that appears to involve a breach of the company’s ethical or legal obligations and have engaged a third-party to receive anonymous reports or allegations of wrongdoing, and they can be contacted on a confidential basis.
Facilities
We currently have facilities in Canada, Denmark, USA, and China, including the following facilities: (a) 285,988 ft² (26,569 m²) of leased facilities in Burnaby, British Columbia that house our corporate headquarters and our fuel cell development, manufacturing, assembly and testing activities; (b) 76,994 ft² (7,153 m²) of leased facilities in Hobro, Denmark that house certain engineering, manufacturing, sales and service activities; and (c) 26,000 ft² (2,415 m²) of leased facilities in Bend, Oregon that house certain of our assembly and testing facilities. The Weichai-Ballard JV’s operations in Weifang, Shandong Province, China are conducted in an approximately 150,000 ft² (14,000 m²) facility.
We are committed to ensuring that each of our facilities is operated in full compliance with all applicable laws, including all applicable health, safety, and regulatory standards.
Manufacturing
Our PEM fuel cell products are produced in three facilities – two in Burnaby, British Columbia, Canada, and one in Bend, Oregon, USA. Along with these facilities, the Weichai-Ballard JV manufactures Ballard’s FCgen®-LCS fuel cell stack and FCgen®-LCS-based power modules for bus, truck and forklift applications in Weifang, Shandong Province, China. The Burnaby

facilities are focused on our core fuel cell competencies, which include the production of MEAs, the production of bipolar plates, integration and testing of fuel cell stacks, assembly and testing of modules and systems, as well as support of other products required through our engineering services contracts. Our Bend facility manufactures and tests certain motive modules primarily for the U.S. market.
As a part of our strategy to reduce product costs and enable future volume production, we continue to make investments in our manufacturing processes, equipment, capabilities and business processes.
Certain materials and components used in the production of MEAs, bipolar plates, fuel cell stacks, and balance of plant are proprietary in nature and have been developed in joint collaboration between Ballard and our key supply base. Strategic supply agreements have been executed with these suppliers to ensure security of supply, protection of our intellectual property, and adherence to our strict quality and reliability standards.
Safety
We maintain a robust safety program that is designed to ensure the safety of our employees, contractors, customers, suppliers and partners in our facilities. We have various protocols to support our safety program, including training and instruction, hazard identification and control, workplace inspections, emergency preparedness, accident investigations, and safety metrics tracking. Certain of our facilities have achieved safety standards or certifications, such as ISO 45001.
Quality
We maintain a robust quality and reliability assurance program that monitors critical process parameters and measures product performance to ensure industry and internal standards are met. Certain of our operations have adopted quality management systems and achieved certain quality standards or certifications, such as ISO9001:2015 and IATF16949. We also conduct certain factory acceptance tests prior to preparing a fuel cell stack or module for shipment. Our quality and reliability tests complement certain production surveillance activities. These programs and tests help assure delivery of expected performance in the field with a high level of product quality and reliability.
Research and Product Development
Our R&D model differentiates us from many of our competitors due to its vertical integration, from advanced research to product development, manufacturing, and applications. We continue to devote substantial resources to our R&D efforts, which generally focus on continually improving the performance and lower the costs of our MEAs, bipolar plates, stacks, and modules, while improving our production processes.
We continue to invest in R&D related to:

•our MEAs, including MEA design, materials, components, and production processes, with a focus on improving the overall cost, performance, durability, reliability, power density, and efficiency of our products;
•our bipolar plates, including plate design, materials, and production processes, with a focus on improving the overall cost, performance, durability, and power density of our products;
•our unit cell designs, including frames, seals and adhesives;
•our stack design, including stack hardware;
•our module design, including engine bay and rooftop mount variants, with a focus on system design, balance of plant component selection, and software development, with a focus on improving the overall cost, performance, durability, reliability, power density, and efficiency of our products; and
•advanced manufacturing initiatives, including new production processes, improvements in production throughput and yield, material cost reduction, and automation.
Intellectual Property
Ballard’s technical strengths lie in our proprietary MEA design, combined with our extensive stack and system integration capabilities, which enables development of complete end-user systems that meet or exceed customer specifications, across a wide range of market applications.
Our intellectual property covers multiple aspects of our technology, including: materials and components; cell, stack and systems architecture; stack/system operation and control; and manufacturing processes. Our intellectual property portfolio is not limited to our patents and patent applications; it also includes know-how and trade secrets developed over more than 30 years of research, product development and production.
As of March 12, 2025, Ballard owns or controls: 33 United States granted patents; 94 non-United States granted patents; 2 United States published patent applications; and 11 published non-United States patent applications. Our patents will expire between September 2024 and November 2039.
We hold licence rights to additional intellectual property from a number of third parties. We have a royalty-free license to approximately 846 issued patents and pending patent applications from AUDI for bus and non-automotive applications and a royalty-bearing license for all other applications. In addition, these licences include non-exclusive, royalty-free access to all of the intellectual property rights held by NuCellSys GmbH, a Daimler subsidiary, and to all of the intellectual property rights relating to fuel cells developed by Daimler, Ford and their subsidiaries (either directly or through AFCC), including any intellectual property rights developed by them to January 31, 2013. As of March 12, 2025, approximately 71 of the patents and patent applications that were included in these licenses, are currently granted or pending.
Cybersecurity
Ballard is committed to maintaining strong security controls, including encryption, to protect our information and the information our customers and partners entrust to us. We maintain administrative, technical, and organizational security measures to protect information from loss, misuse, and unauthorized access or disclosure. These measures are based on industry security practices and take into account the sensitivity of the information we collect, the current state of technology, the cost effectiveness of implementation, and the scope of the data processing we engage in. To our knowledge, Ballard has not experienced an information security breach in the last three years.
Ballard implements and maintains a cybersecurity framework to manage cyber risk, control, and compliance-based activities. We are certified under the ISO 27001:2022 standard (International Organization for Standardization) and Ballard also maintains robust cyber insurance coverage. Ballard employees receive cybersecurity training during onboarding and on an ongoing basis.
The Audit Committee is responsible for overseeing our cybersecurity risk program and monitoring cybersecurity policies and procedures within our organization. Management briefs the Audit Committee on cybersecurity matters quarterly.
SHARE CAPITAL AND MARKET FOR SECURITIES
Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of March 12, 2025, our issued share capital consisted of 299,660,325 common shares. Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) and on the National Association of Securities Dealers Automated Quotation Global Market (“NASDAQ”) and trade under the symbol “BLDP” on both exchanges.

The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2024:

	TSX		NASDAQ
	Price Range (C$)	Average Daily Volume (#)	Price Range (US$)	Average Daily Volume (#)
January	$4.08-$4.84	629,958	$3.03-$3.65	3,041,711
February	$3.95-$4.48	644,265	$2.93-$3.35	2,670,855
March	$3.62-$4.49	640,203	$2.66-$3.31	2,973,698
April	$3.37-$4.45	1,051,730	$2.47-$3.27	3,294,625
May	$3.64-$4.37	711,865	$2.66-$3.20	2,564,935
June	$3.09-$4.16	747,665	$2.25-$3.05	2,651,602
July	$2.97-$3.62	637,366	$2.17-2.67	2,543,926
August	$2.44-$2.97	802,102	$1.81-$2.14	2,684,224
September	$2.25-$2.48	1,450,538	$1.66-$1.84	2,965,676
October	$2.13-$2.41	875,549	$1.52-$1.78	3,127,727
November	$1.78-$2.40	1,366,631	$1.27-$1.73	4,554,144
December	$2.04-$2.44	1,098,767	$1.45-$1.71	8,315,166
The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.
Our preferred shares are issuable in series and our Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. The Board represents that it will not, without prior shareholder approval, issue or use preferred stock for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Currently there are no preferred shares outstanding.
DIVIDEND RECORD AND POLICY
To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the foreseeable future.
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER
There are no securities of Ballard in escrow or subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS
Board of Directors
The following chart provides the following information as of December 31, 2024: the name and province or state of residence of each of our directors, each director’s respective positions and offices held with Ballard, their principal occupation during the past five years and, the period of time each has served as a director.

Name and Province/State of Residence(1)	Office	Principal Occupations and Positions During the Last Five Years	Director Since
Kathy Bayless California, USA	Director	Ms. Bayless’ principal occupation is corporate director. Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc. (electronics manufacturing equipment) and Amprius Technologies, Inc. (lithium-ion battery manufacturing). Previously Ms. Bayless held various executive roles at public technology companies, including SVP Chief Financial Officer and Treasurer at Synaptics, Incorporated as well as Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.	2021
Michael Chen Shandong, China	Director	Mr. Chen currently serves as the CEO of Weichai Ballard Hy-energy Technologies Co. Ltd. and Vice General Manager of Weichai Holding Group Co., Ltd. (diesel engine manufacturing). He has served in various engineering and management roles at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing) since 2010. Mr. Chen earned a PhD in Power Engineering and Engineering Thermophysics from Tsinghua University.	2024
Jacqueline Dedo Michigan, USA	Director	Ms. Dedo is co-founder of Aware Mobility LLC (ACES development & consulting) and a corporate director. Prior to that, Ms. Dedo held various executive roles at Dana Holding Corp. (now Dana Incorporated, automotive component supplier), Piston Group (automotive manufacturing), The Timken Company (industrial machinery manufacturing), Motorola (computer and electronics manufacturing), and Robert Bosch Corporation (automotive component & systems supplier). Ms. Dedo earned her B.Sc. in electrical engineering from Kettering University.	2024
Douglas P. Hayhurst British Columbia, Canada	Director
Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was a Global Industry Leader with IBM Canada Business Consulting Services (consulting services) and with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse Canada including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
			2012
R. Randall (Randy) MacEwen British Columbia, Canada	Director, President & Chief Executive Officer	Mr. MacEwen has served as the President and Chief Executive Officer of Ballard since 2014. From 2005 to 2014, Mr. MacEwen held executive positions in the clean tech industry, including with solar, hydrogen and fuel cell companies. In his earlier career, he was a lawyer specializing in M&A and corporate finance. Mr. MacEwen holds a Bachelor of Arts (Hon) degree from York University and a Bachelor of Law degree from Western University. He has served as a director on the board of Brookfield Renewable Corporation since 2021.	2014

Hubertus M. Muehlhaeuser Switzerland	Director	Mr. Muehlhaeuser’s principal occupation is Corporate Director. Mr. Mühlhäuser is Board Chair of Kelvion Holding Ltd. (heat exchangers); FläktGroup Ltd. (air handling technology solutions) and TAKKT AG (business equipment distributor). Previously he was Chairman & CEO of Pontem Corporation (special purpose acquisition company) and CEO and Executive Director at CNH Industrial N.V. (capital goods manufacturer), CEO and Executive Director at Welbilt Inc. (food and beverage equipment) and Sr. Vice President and General Manager at AGCO Corporation (agricultural equipment).	2021
Marty Neese California, USA	Director
Mr. Neese is CEO of Verdagy Inc. (electrolysis and hydrogen production). He is also co-founder of Nuvosil AS (silicon recycling). Previously, he was Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles) from February 2017 to October 2017. Prior to that, Mr. Neese was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017; responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.
			2015
James Roche Ontario, Canada	Director	Mr. Roche is founder, President & CEO of Stratford Group (management consulting services), a position he has held since 2008, and Chair & CEO of ThinkRF Corp. (communications equipment manufacturer), a position he has held since 2016. Prior to that, Mr. Roche was co-founder, President & CEO of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006 and founding member and executive at Newbridge Networks (communications equipment manufacturer) from 1986 to 1995.	2015
Janet Woodruff British Columbia, Canada	Director
Ms. Woodruff’s principal occupation is corporate director. Previously, Ms. Woodruff served as acting CEO to the Transportation Investment Corporation (transportation infrastructure management) from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Prior to that, she was Vice President and Special Advisor to BC Hydro (public utility) from 2010 to 2011; Interim President (2009-2010) and Vice President, Corporate Services and Chief Financial Officer (2007-2008) of BC Transmission Corporation (electricity transmission infrastructure); and Chief Financial Officer and Vice President, Systems Development and Performance of Vancouver Coastal Health (regional health authority) from 2003 to 2007.
			2017
Yingbo Wang Shandong, China	Director	Mr. Wang is the CEO of Weichai New Energy Power Technology Co. Ltd. (holding company), Director of the Wuhan New Energy Research Institute (clean energy research), and Assistant GM at Weichai Power. He has held engineering and management roles at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing) since 2012. Mr. Wang earned a Master of Mechatronics Engineering at Southwest Jiaotong University.	2024
Notes
1.The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned, or controlled or directed, directly or indirectly, by a director is not within the knowledge of our management and has been furnished by the director.
Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.
The Board currently has four standing committees: (1) the Audit Committee; (2) the People & Compensation Committee (PCC); (3) the Sustainability & Governance Committee (SGC); and (4) the Commercial Committee.

The following chart sets out the members of our standing committees in 2024:

	Audit Committee	People & Compensation Committee	Sustainability & Governance Committee	Commercial Committee
Kathy Bayless	X (Chair)(1)		X
Jacqueline Dedo		X		X
Douglas P. Hayhurst	X(1)	X
Hubertus M. Muehlhaeuser		X (Chair)		X
Marty Neese			X	X (Chair)
James Roche	X	X	X	X
Janet Woodruff	X	X	X (Chair)
Notes:
1.    Mr. Hayhurst stepped down as Chair of the Audit Committee on March 12, 2024, and Ms. Bayless was appointed Chair on the same date.

The members of these committees are all independent. Management directors and directors who are appointed by shareholders pursuant to agreements with Ballard are not eligible to serve on board committees. As a result, Weichai nominees do not serve on any committees.
Conflicts of Interest
Mr. Chen and Mr. Wang are directors and officers of Weichai or affiliates of Weichai, and as a result they may have potential material conflicts of interest with Ballard given the contractual relationships between and amongst Ballard, Weichai and the Weichai-Ballard JV as discussed above in the Recent History section and below in the Material Contracts section of this Annual Information Form.

Executive Officers
As of March 12, 2025, we have seven executive officers. The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation
Kevin Colbow British Columbia, Canada	Senior Vice President and Chief Technology Officer	Executive officer of Ballard.
Mircea Gradu California, USA	Senior Vice President and Chief Engineering Officer	Executive officer of Ballard. Formerly Senior Vice President Automotive Programs, Product and Quality at Velodyne Lidar, Inc. (2017-2022)
Kate Igbalode(1) Washington, USA	Senior Vice President and Chief Financial Officer	Executive officer of Ballard. Formerly Vice President, Corporate Finance, Strategy & Investor Relations of Ballard, and formerly Director, Investor Relations at Suncor (2019-2021)
R. Randall (Randy) MacEwen British Columbia, Canada	President and Chief Executive Officer	Executive officer of Ballard.
David Mucciacciaro Michigan, USA	Senior Vice President and Chief Commercial Officer	Executive officer of Ballard. Formerly Vice President Global Sales, Strategy and Product Line at Magna International, Magna Electronics (2018-2022)
Sarbjot (Jyoti) Sidhu British Columbia, Canada	Senior Vice President and Chief People Officer	Executive officer of Ballard. Formerly Senior Vice President, Operations of Ballard.
Lee Sweetland(2) British Columbia, Canada	Senior Vice President and Chief Operating Officer
Executive officer of Ballard.
Formerly Senior Vice President and Chief Transformation Officer, and formerly Vice President Advanced Manufacturing of Ballard and Director, Advanced Manufacturing of Ballard

Notes
1.Paul Dobson stepped down as SVP and Chief Financial Officer in September 2024 and Kate Igbalode was appointed on the same date.
2.Mark Biznek stepped down as SVP and Chief Operating Officer on January 1, 2025 and Lee Sweetland was appointed on the same date.

Shareholdings of Directors and Executive Officers
As of March 12, 2025, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 563,827 of our common shares, being less than 1% of our issued and outstanding common shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
For the 10 years ended March 12, 2025, other than as disclosed below we are not aware that any current director or executive officer of Ballard had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Mr. Roche was Chair of Aonix Advanced Materials Corp. (a private company) when a bankruptcy order was issued against it under the Bankruptcy and Insolvency Act (Canada) on October 13, 2017.
For the 10 years ended March 12, 2025, we are not aware that any current director or executive officer of Ballard had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade order, an order similar to a cease trade order or an order that denied such issuer access to any exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, (in each such case, an “Order”) while that person was acting in that capacity, or was subject to such an Order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Weichai-Ballard JV is 51% owned by Weichai, and as of March 12, 2025, Weichai beneficially owns (through its wholly owned subsidiary, Weichai Power Hong Kong International Development Co., Limited (“Weichai HK”)) owns approximately 15.4% of Ballard’s common shares.
The Weichai-Ballard JV has exclusive rights to manufacturer Ballard’s next generation LCS fuel cell stack and LCS-based modules for bus, commercial truck and forklift markets in China.
As noted above, two of Ballard’s directors, Mr. Chen and Mr. Wang, are directors and officers of Weichai or affiliates of Weichai.
Except as described above, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year that has materially affected or would materially affect us or any of our subsidiaries.
AUDIT COMMITTEE MATTERS
Audit Committee Mandate
The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix “A” and posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed.

Composition of the Audit Committee
The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Kathy Bayless (Chair)(1)	Yes	Yes
Ms. Bayless’ principal occupation is corporate director. Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc. (electronics manufacturing equipment) and Amprius Technologies, Inc. (lithium-ion battery manufacturing). Previously Ms. Bayless held various executive roles at public technology companies, including SVP Chief Financial Officer and Treasurer at Synaptics, Incorporated as well as Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.

Douglas P. Hayhurst(1)	Yes	Yes	Mr. Hayhurst was an executive with IBM Canada Business Consulting Services and a Partner with PricewaterhouseCoopers Management Consultants. Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
James Roche	Yes	Yes	Corporate Director of Ballard. Mr. Roche is currently President and CEO of Stratford Managers Corporation and was a founding member and executive at Newbridge Networks Corporation. He subsequently co-founded Tundra Semiconductor Corporation, and was President and CEO of the publicly traded company. Mr. Roche has also served as President and CEO of CMC Microsystems and ThinkRF Corp.
Janet Woodruff	Yes	Yes	Ms. Woodruff was acting CEO to the Transportation Investment Corporation from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Formerly Vice President and Special Advisor to BC Hydro from 2010 to 2011; Interim President (2009-2010) and Vice President, Corporate Services and Chief Financial Officer (2007-2008) of BC Transmission Corporation. Formerly, Chief Financial Officer and Vice President, Systems Development and Performance of Vancouver Coastal Health from 2003 to 2007.
Notes
1. Mr. Hayhurst stepped down as Chair of the Audit Committee on March 12, 2024, and Ms. Bayless was appointed Chair on the same date.

The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee.
The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit. The following table shows the costs incurred with KPMG LLP in 2024 and 2023 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2024 (C$)	2023 (C$)
Audit	$1,054,428	$953,530
Audit-Related Fees	Nil	Nil
Tax Fees	$21,400	Nil
All Other Fees	$7,400	$6,475

Audit Fees
Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.
Audit-Related Fees
Audit-related fees would be for assurance and related services reasonably related to the performance of the audit or review of financial statements or other services traditionally performed by the auditor but are not reported under the heading audit fees above. There were no fees paid to KPMG LLP that would be considered “Audit-Related Fees” in 2024 and 2023.
Tax Fees
The “Tax Fees” in 2024 consist of advisory services related to the tax treatment of stock options for the employees of Ballard Power Systems Europe A/S. There were no fees paid to KPMG LLP that would be considered “Tax Fees” in 2023.
All Other Fees
All other fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above. The “All Other Fees” in 2024 and 2023 consist of KPMG Denmark XBRL tagging services.
LEGAL PROCEEDINGS
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.
TRANSFER AGENT AND REGISTRAR
Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS
Particulars of every contract that is material to Ballard, other than a contract entered into in the ordinary course of business that is not required to be disclosed under National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, are listed below.
AUDI Patent License and Intellectual Property Exploitation Agreement
On October 29, 2020, we entered into a Patent License and Intellectual Property Exploitation Agreement (the “License Agreement”) with AUDI expanding Ballard’s right to use the FCgen®-HPS product, a high-performance, zero-emission, proton exchange membrane (PEM) fuel cell stack in all applications, including commercial trucks and passenger cars. The License Agreement modifies many of the provisions of TDA-3 related to the parties’ respective intellectual property rights. Concurrently with the signing of the License Agreement Ballard and AUDI entered into an amendment to TDA-3.
Pursuant to the License Agreement AUDI grants to Ballard for use in all applications a non-exclusive, royalty-bearing license to the intellectual property developed for AUDI pursuant to TDA-3, the prior Technology Development Agreement dated as of March 1, 2013 entered into between Ballard and Volkswagen AG, as amended and assigned to AUDI, and the Transfer and License Agreement dated February 11, 2015 between Ballard and AUDI.
Pursuant to the License Agreement Ballard grants to AUDI for use in all applications a non-exclusive, royalty-bearing license to use Ballard’s background and sideground intellectual property incorporated, forming a part of, or covering work or deliverables performed in connection with TDA-3.
The License Agreement established the royalty payable by each party. The term of the License Agreement continues until the last of the relevant patents expire.
We filed the License Agreement on SEDAR on November 6, 2020.
Weichai Strategic Collaboration
On November 13, 2018, we entered into a strategic collaboration transaction with Weichai that included the following material agreements:
1.A Subscription Agreement between Weichai and Ballard dated August 29, 2018. The Subscription Agreement resulted in an equity investment in Ballard by Weichai in the amount of approximately $163.6 million, representing 19.9% of the outstanding common shares of the capital of Ballard at that time.

2.An Investor Rights Agreement between Weichai HK and Ballard dated November 13, 2018. The key terms of the Investor Rights Agreement are set out in the Recent History section of this Annual Information Form.
3.A Joint Venture Agreement between Weichai and Ballard Hong Kong Limited dated November 13, 2018. The key terms of the Joint Venture Agreement are set out in the Recent History section of this Annual Information Form.
The Subscription Agreement was filed on SEDAR on September 3, 2018 and the Investor Rights Agreement and Joint Venture Agreement were filed on SEDAR on November 23, 2018.
INTERESTS OF EXPERTS
KPMG LLP, our independent auditor, has audited our consolidated financial statements for the years ended December 31, 2024 and 2023. As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.
RISK FACTORS
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2024. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.
We may not be able to successfully execute our business plan.
The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.
Commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers and our ability to raise capital.
Over the past few years, there have been significant changes in the hydrogen and fuel cell industry context resulting from a variety of factors, including: an uncertain macroeconomic outlook; a dynamic geopolitical environment; prolonged policy uncertainty in the U.S., Europe and China; uncertain election cycles in key countries; rising interest rates, inflation and material costs; and various funding challenges. These changes have adversely impacted and delayed hydrogen projects across key global markets. We believe there is a multi-year push-out of the hydrogen and fuel cell industry, including hydrogen project development, the availability of low-cost hydrogen, the availability of hydrogen refueling infrastructure, and the commercial adoption of PEM fuel cell applications.
Compounding these challenges, access to the equity capital markets has been challenged by a negative change in investor sentiment towards ESG investing and pre-profitability clean energy companies with long-duration investment horizons. In the hydrogen sector, this means many companies are struggling with compressed valuations, liquidity issues, and restricted access to capital. As a result, many companies in the industry (including Ballard) have implemented cost restructurings. Notably, in 2024, many companies across the industry filed for bankruptcy/insolvency or determined to wind down operations.
While rationalization is having some impact on competitive landscape, we see continued pressure on selling prices given weak customer economics, high hydrogen prices and weak demand-side subsidies.
The current U.S. Administration is expected to have a negative impact on programs supporting the hydrogen industry, including the recent issuing of executive orders to pause disbursement of hydrogen funds under the IRA and IIJA.
These and other macro-economic conditions, including volatility in capital markets, and global and regional expectations with respect to the rate of inflation, may adversely affect our sales, and thereby delay the commercialization of our products. Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies (including Ballard) may not continue to be commercially viable.
The inability to raise capital on favorable terms, particularly during times of high interest rates and inflation, and uncertainty or reduced liquidity in the capital markets, could negatively affect

Ballard’s ability to maintain and expand our businesses. Other factors beyond Ballard’s control that could increase our cost of capital or impair our ability to access the capital markets include depressed economic conditions, a recession, increasing interest rates, inflation, sanctions, trade restrictions, tariffs and non-tariff trade barriers, political instability, war, terrorism, and extreme volatility in the debt, equity, or credit markets. If Ballard is unable to access capital markets on terms that are reasonable, we may have to delay raising capital, issue shorter-term securities, and/or bear an unfavorable cost of capital, which, in turn, may have a material and adverse impact on our business, financial condition and results of operations for us, our joint venture, key suppliers and/or customers.
We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
We have a history of losses and negative cash flows and expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. Further, we are obligated to fund HyCap and Clean H2 to our agreed upon contribution amount. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. There are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.
Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices. As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares and restrict our ability to secure the required funding to pursue our commercialization plans.

We depend on a limited number of customers for the majority of our revenues and are subject to risks associated with early-stage market activities related to fuel cell bus, truck, rail, marine and stationary applications.
We depend on a limited number of customers for the majority of our revenues and are subject to risks associated with early stage market activities related to fuel cell bus, truck, rail, marine and stationary applications. While we continually seek to expand our customer base, we expect the limited number of customers will continue for the next several years. Our future success is dependent upon the continued purchases of our products by these customers. Any fluctuations in anticipated demand from these customers may negatively impact on our business, financial condition and results of operations.
If we are unable to broaden our customer base and expand relationships with other potential customers, our business in these markets will continue to be impacted by unanticipated demand fluctuations due to our dependence on these customers. Unanticipated demand fluctuations may have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations.
In addition, our dependence on a small number of customers in our markets exposes us to numerous other risks, including: a slowdown or delay in the customers’ deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; customer-specific factors resulting in a choice to pursue an alternative technology or supplier; reductions in a few customers’ forecasts and demand could result in excess inventories; the current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations or file for bankruptcy; concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables; and changes in government support for hydrogen refueling infrastructure and zero-emission vehicles could adversely affect the end-user cost of our products and our customer's products.
We are dependent on third party suppliers for the supply of key materials and components for our products and services and may be subject to supply chain disruption.
We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture and deliver our products. Ballard depends on third-party carriers to ship our products to customers around the world. Any interruption or inefficiency in the shipping process could cause delays, damage, or loss of products. In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.
While supply chain disruptions that occurred globally as a result of the COVID-19 pandemic did not materially impact our business or operations, supply chains could be further disrupted in the future by factors beyond our control. This could include: a reduction in the supply or availability of commodities or parts required to manufacture our products; lockdowns and workforce disruptions caused by epidemics and pandemics; the impacts of climate change on transportation networks and suppliers manufacturing facilities; and economic sanctions or embargoes.
We are dependent upon Original Equipment Manufacturers (OEMs) and Systems Integrators to purchase certain of our products.
To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs. We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.
We, directly or through our joint venture, sell a significant portion of our products in the Heavy-Duty Mobility market in China and to relatively small System Integrator customers with limited experience developing fuel cell system products on a commercial basis. We do not know whether these customers will be able to successfully develop, manufacture or market products to their customers. In addition, our dependence on such customers in this market increases the risks of difficulties in integration, design, manufacturing or marketing of their products; and that current or future macro-economic conditions in China could negatively affect them and cause them to significantly reduce operations or file for bankruptcy.
In China a significant amount of operations are conducted by the joint venture that we do not control. In addition, we provide most of our technology solutions services to the joint venture.
A key part of our strategy is based on the localization of stack and module production with joint venture partners, where we do not control the joint venture. We share ownership and management of the Weichai-Ballard JV with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture.

Joint ventures are intended to be operated for the equal benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. If a co-owner changes or relationships deteriorate, our success in the joint venture may be materially adversely affected. In addition, because we have a minority share ownership, we have limited control over the actions of the Weichai-Ballard JV. As a result, we may be unable to prevent misconduct or other violations of applicable laws by the Weichai-Ballard JV. To the extent another party makes decisions that negatively impact the Weichai-Ballard JV or internal control issues arise within either joint venture, we may have to take responsive or other action or we may be subject to penalties, fines or other related actions for these activities.
In addition, we provide most of our technology solutions services to the Weichai-Ballard JV. Any decline in or loss of demand for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations. Our dependence on a limited number of customers in this market exposes us to numerous other risks, including current or future economic conditions could negatively affect the joint venture and cause them to significantly reduce or cease operations or file for bankruptcy.
We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
To date, we have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes. We have limited experience developing and manufacturing products that meet regulatory and commercial requirements in our target markets.
We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections. While we currently have sufficient production capacity to fulfill customer orders in the near term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors may have a material adverse impact on our business, financial conditions and results of operations.

We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, and risks related to trade tariffs.
We face numerous challenges in our international business activities, including restrictions on the conversion of currencies; restrictions on repatriation of funds; nationalization and expropriation; war, insurrection, civil unrest, strikes and other political risks; negotiation of contracts with government entities; unexpected changes in regulatory and other legal requirements; delays or inability to obtain permits; fluctuations in exchange rates; longer accounts receivable requirements and collections; difficulties in managing international operations; potentially adverse tax consequences; and added risks and uncertainties due to different economic, cultural and political environments.
Trade disputes and trade barriers, whether tariff or non-tariff, could prevent us from selling our products in key geographical markets, make our products uncompetitive with local competitors, and prevent us from sourcing key components of our products.
The current U.S. Administration has discussed implementing tariffs on U.S. imports, including substantial tariffs on imports from Canada, Mexico, China and Europe. Whether and to what extent tariffs will be imposed remains to be seen, but if tariffs are imposed or increased, they will lead to increased costs for materials and goods imported into the U.S. and may lead to retaliatory tariffs from affected countries. Any such tariffs may result in disruptions to global supply chains, increased costs for materials and goods, and increased logistics costs and challenges, for Ballard as well as for our suppliers and/or customers.
Any of the above factors could have a material and adverse impact on our business, financial conditions and results of operations for us, our joint venture, key suppliers and/or customers.
Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions.
Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy the conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and timing. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative, and the value of carried inventory to support product delivery under such contracts may also be adversely impacted. This could have a material and adverse effect on our business, financial condition and results of operations.
Public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances (“PFAS”) used in our products, could hurt the market for our products and services.
Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products and services. Environmental laws and regulations have driven interest in fuel cells. We cannot guarantee that these laws and policies, including subsidies or incentives associated with the adoption of clean energy products, will not change. Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favoring alternative technologies. In addition, as fuel cell products are introduced into our target markets, governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products and services.
Government budgetary constraints could reduce the demand for our products by restricting the funding available for green hydrogen production and/or zero-emission products like those that we produce. We cannot guarantee that current government direct and indirect financial support for our products will continue. Any significant economic slowdown or change in government policies and practices around subsidies for fuel cell products, zero-emission vehicles or hydrogen fueling infrastructure, in any of the regions in which we operate, could have a material and adverse impact on the business, financial condition and results of operations for us, our joint venture, key suppliers and/or customers.Like many industries, the hydrogen and fuel cell industries use perfluoroalkyl and polyfluoroalkyl substances in products, including materials and components of PEM fuel cells and electrolyzers. There are accelerating regulatory trends in markets where we operate focused on reducing or eliminating the presence of PFAS in the environment, including a proposed ban on PFAS for fuel cells in Europe by 2031. While we are working with our supply base to eliminate the use of PFAS in materials and components used in our fuel cell products, including our membrane electrode assemblies, there can be no assurance that our suppliers would be able to successfully achieve reductions of PFAS if required to comply with future regulatory requirements.
The U.S. Administration has discussed pursuing an agenda that focuses on deregulation, particularly with respect to environmental and climate change-related regulations, cutting expenditures, and restructuring federal agencies. Whether and to what extent this agenda will impact the hydrogen and fuel cell sectors remains to be seen, but changes to environmental laws and regulations, including available subsidies and incentives for fuel cell products, zero-emission vehicles or hydrogen fueling infrastructure, could be detrimental to our business, or to our suppliers’ and/or customers businesses in the U.S., and could be rapid and unexpected.
Adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel is beyond our control.
The successful large-scale deployment of zero-emission vehicles will require adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel. Inadequate hydrogen fueling infrastructure and/or excessive hydrogen fuel costs could negatively impact deployment of fuel cell powered zero-emission vehicles and could have a material and adverse impact the business, financial condition and results of operations for us, our joint venture, key suppliers and/or customers.
Geopolitical events are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers.
While our operations have not been, and are unlikely to be, directly impacted by the current conflicts in Ukraine and the Middle East, the conflicts and international response have, and may continue to have, wide-ranging impacts to the global economy and markets. The duration and outcome of these conflicts remains uncertain, and could continue to fuel, or exacerbate global tensions, energy and other commodity shortages, supply chain disruptions, inflationary pressures, weakening sentiment and growth prospects, market volatility, cyberattacks, and the proliferation of sanctions and trade measures.
The implications of the conflicts in Ukraine and the Middle East are difficult to predict with any certainty at this time and there remains uncertainty relating to the potential impact of the conflicts on our business, our joint venture, our key suppliers, and/or customers, and it could have a material and adverse effect on our business operations, financial reporting, financial condition and results of operations. Depending on the extent, duration, and severity of the conflicts, it may have the effect of heightening many of the other risks described herein.
We are subject to geopolitical risk in all jurisdictions in which we operate. There are risks of political instability in several of the jurisdictions in which we operate, including, from such factors as political conflict, economic sanctions or embargoes, tariffs and corruption. Tensions remain elevated between China and the U.S. and its allies over a number of issues, and the prospect of closer relations between China and Russia add further global and economic uncertainty. Political tensions and potential conflict could contribute to global economic uncertainty and could significantly disrupt the flow of goods, services and people. Such conditions could have a destabilizing effect on our markets and/or increase the costs of conducting business in affected jurisdictions. The materialization of one or more of these risks could have a material and adverse impact on our business, financial condition and results of operations for us, our joint ventures, key suppliers and/or customers.

We currently face inflationary pressures, including relating to supply of materials and labour.
We currently face inflationary pressures in all markets in which we operate, with higher commodities, energy, labor, freight and other production input pricing. While many of these input price increases will likely moderate over time, the increases may have a longer-term effect on our cost structure. Additionally, we may continue to experience price increases or surcharges from suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases through price increases to or cost recoveries from our customers, modifications to our products, continuous improvement actions or otherwise, could have a material and adverse impact on our business, financial condition and results of operations.
We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and batteries as well as coal, oil and nuclear-powered generators.
Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.
Within the PEM fuel cell market, we also have a large number of competitors. Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.
Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.
We could be adversely affected by risks associated with capital investments and new business processes.
We may, in the future, seek to expand our business through investments in capital equipment and new business processes.
While necessary for the growth of our business, investments in capital equipment and new business processes involve allocating resources based on future expectations that may or may not be correct. Investments in capital equipment and new business processes may not address the requirements of the targeted markets in the future and may result in lower-than-expected returns on such investments.
The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
Our technology and products may not meet the market requirements, including requirements relating to performance, integration and/or cost.
The market requirements for our products and, by extension, our technology change rapidly. Our existing and planned products may not meet the market requirements for any number of characteristics, including performance, integration characteristics, cost, freeze-protection, ingress protection, and durability.
We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. Selling our fuel cell products on a commercially viable basis requires technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as internal combustion engines and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products. We cannot guarantee that we will be able to internally develop the technology necessary to sell our fuel cell products on a commercially viable basis or that we will be able to acquire or license the required technology from third parties.
In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, our anticipated timeline for selling our products on a commercially viable basis could be delayed, and potential purchasers may decline to purchase our products.
We could lose or fail to attract the personnel necessary to operate our business.
Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain the qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.
Warranty claims, product performance guarantees, or indemnification claims could negatively impact on our gross margins and financial performance.
There is a risk that our warranty accrual estimates are not sufficient and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate changes to our products or manufacturing processes and/or a product recall, all of which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales. While we attempt to mitigate these risks through product development, quality assurance and customer support and service processes, there can be no assurance that these processes are adequate. Even in the absence of any warranty claims, a product deficiency such as a design or manufacturing defect could be identified, necessitating a product recall or other corrective measures, which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercial products from which to make our warranty accrual estimates.
A mass market for our products may never develop or may take longer to develop than we anticipate.
Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.
If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
We depend on information technology infrastructure and systems (“IT Systems”), hosted internally and outsourced, to process, transmit and store electronic data and financial information (including proprietary or confidential information), and manage business operations. Our business requires the appropriate and secure utilization of sensitive, confidential or personal data or information belonging to our employees, customers and partners. In addition, Ballard proprietary or confidential information may be stored on IT Systems of our suppliers, customers and partners. Increased global cybersecurity vulnerabilities, threats and more sophisticated and targets cyber-related attacks pose a risk to the security of Ballard’s and its customers’, partners’, suppliers’ and third-party service providers’ IT Systems and the confidentiality, availability and integrity of Ballard’s and its customers’ and partners’ data or information. We may be subject to cybersecurity risks or other breaches of our IT Systems intended to obtain unauthorized access to our information and that of our business partners, destroy data or disable, degrade or sabotage our IT Systems through the introductions of computer viruses, fraudulent emails, cyber attached and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. While we have made investments seeking to address these threats, including monitoring of networks and systems, hiring of experts, employee training and security policies for employees, we may face difficulties in anticipating and implementing adequate preventative measures and remain potentially vulnerable. We must rely on our own safeguards as well as the safeguards put in place by our suppliers, customers and partners to mitigate the threats. Our internal systems are audited for cybersecurity vulnerabilities by third party security firms to ensure we are prepared for new and emerging threats. Our suppliers, customers and partners have varying levels of cybersecurity expertise and safeguards, most have yearly compliance audits that are available upon request.
An IT System failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential/proprietary or personal information, damage to our systems and those with whom we do business, violation of privacy laws, litigation, regulatory penalties and remediation and restoration costs, as well as increased costs to maintain our IT Systems. Cybersecurity breaches or failures of our IT Systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage. Furthermore, given the highly evolving nature of cybersecurity threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.
Failure to protect our existing intellectual property rights may result in the loss of our exclusivity regarding, or the right to use, our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for the rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2024 and 2039. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: (i) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us. The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.
We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.
Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.
Our business interruption risk is exacerbated by an increasing number of extreme weather events related to climate change. Extreme weather events such as floods and fires caused or exacerbated by climate change could impair our ability to carry on business. For example, extreme weather events could cause catastrophic destruction to some of our or our supplier’s and/or customer’s facilities, which could in turn disrupt our production and/or prevent us from supplying products to our customers.
Transitioning to a lower-carbon economy creates opportunities for us and may increase demand for zero-emission products like those that we produce. However, we may also become subject to potential negative impacts of new environmental regulations, laws, and policies that could result in increased costs of carrying on our business. Our financial condition may be negatively impacted by costs associated with changes in environmental laws and regulations and regulatory enforcement.
Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
Our current and future investment, acquisition and joint venture opportunities are, or may be, subject to the jurisdiction of the Department of Innovation, Science and Economic Development (“ISED”) under the Investment Canada Act (the “ICA”), the U.S. Federal Trade Commission (“FTC”) and Department of Justice (“DOJ”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and related legislation and regulations, the Committee on Foreign Investment in the United States (“CFIUS”) and other similar regulatory schemes. The ICA regulates the acquisition of control of a Canadian business by a non-Canadian and requires that certain transactions be reviewed by ISED before they are permitted to close. The HSR Act regulates certain transactions that affect U.S. commerce and requires that certain transactions be reported to the FTC and DOJ before they are permitted to close. CFIUS has jurisdiction over investments in “U.S. businesses” by non-U.S. persons that involve U.S. national security concerns, which concerns may change or evolve over time in response to political, economic or other events. Unlike the ICA and the HSR Act, CFIUS may intervene in the transaction before or after the closing if the parties to a transaction do not make a voluntary or required filing with CFIUS.
Because we are a British Columbia-based company with operations and assets in the United States, Europe, the UK and China, as well as a joint venture and significant shareholders in China, from time to time we have received and responded to inquiries from these agencies. We may receive additional inquiries from, or be required to make filings with, these agencies in the future. Any of these agencies could delay or prevent us from participating in future investment, acquisition or joint venture opportunities, or could require us to take steps to address concerns identified by the regulatory agency with respect to existing investments or joint ventures. Each of these regulatory agencies has broad discretion to investigate and intervene in transactions that fall within the scope of their respective regulatory authority. In addition, CFIUS could intervene in our previously completed transactions and require us to modify or amend the terms of those transactions, or terminate or unwind all or part of the transactions, if CFIUS determines that it is necessary to address U.S. national security concerns, without regard to whether the transaction was completed and operated in accordance with applicable law. If these regulatory agencies modify, delay, prevent or terminate our participation in these investments, acquisitions and joint ventures, the results of our operations or financial condition may be adversely impacted.
Additional issuance of securities by Ballard may dilute existing securityholders, reduce some or all of Ballard’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Ballard securities or impede Ballard’s ability to raise future capital.
Ballard may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes. To the extent additional securities are issued, Ballard’s existing securityholders could be diluted and some or all of Ballard’s financial measures could be reduced on a per share basis. Additionally, Ballard securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Ballard’s securities may decline if certain large holders of Ballard securities or recipients of Ballard securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Ballard’s ability to raise capital through the sale of additional equity securities in the future.
Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in Canadian dollars. As a result, any increase in the value of the Canadian dollar, relative to the United States dollar, increases the amount of reported operating expenditures in excess of any corresponding increase in revenues and gross margins. Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income. In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs. Regardless, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.
Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
Commodity prices, in particular the price of platinum and palladium, affect our costs. Platinum and palladium are key components of our fuel cell products. Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities. While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products. In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs.
Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.
Our business exposes us to potential product safety, product liability and similar claims that are inherent in electrical products, and in products that use hydrogen or hydrogen-rich reformate fuels. High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.
We could be liable for environmental damages resulting from our research, development or manufacturing operations.
Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.
Ballard believes that it was a “passive foreign investment company” (“PFIC”) for our most recently completed tax year, which may have adverse U.S. federal income tax consequences for U.S. Holders (as defined below).
Ballard believes that it was a PFIC for its most recently completed tax year. No determination has been made by Ballard with respect to its anticipated PFIC status for its current tax year or any future tax year. Ballard’s PFIC classification for its current or future tax years may depend on, among other things, the manner in which, and how quickly, Ballard utilizes its cash on hand, the income generated by it and its subsidiaries, as well as on changes in the market value of common shares. If Ballard is a PFIC for any year during a U.S. Holder’s holding period of common shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of the common shares or any so-called “excess distribution” received on its common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Holder makes a timely and effective QEF Election (as defined herein) or a Mark-to-Market Election (as defined herein). Subject to certain limitations, such elections may be made with respect to the common shares. A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of Ballard’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not Ballard distributes any amounts with respect to the common shares. A U.S. Holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares over the U.S. Holder’s basis therein. This paragraph is qualified in its entirety by the discussion under the heading “Certain U.S. Federal Income Tax Considerations” in Ballard’s Annual Report on Form 40-F, which has been filed with the SEC and can be found on the SEC’s website at www.sec.gov. Each U.S. Holder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the common shares.
Emerging diseases may adversely affect our operations (including our joint venture in China), our suppliers, our customers and/or partners.
Emerging diseases and government actions to address them, may adversely affect our operations, our suppliers, our customers, or our joint venture.

A local, regional, national or international epidemic may prevent, or cause delays in, acquiring components of our products, producing our products, delivering our services, completing sales of our products or services whether by direct impacts to our operations, or impacts to the operations of our suppliers, customers or to the financial markets. Our joint venture may similarly be affected.
The continued magnitude, outcome and duration of epidemics and pandemics are difficult to accurately assess, but their impacts could:
•worsen economic conditions, which could negatively impact levels of investment in fuel cell technology deployments by governments and/or our customers;
•impact our production levels, including as a result of full or partial shutdowns of our manufacturing facilities;
•impact our customers’ or joint venture’s production volume levels, including as a result of prolonged unscheduled facility shutdowns;
•cause potential shortages of employees to staff our facilities, or the facilities of our customers, suppliers or joint venture;
•lead to prolonged disruptions of critical components, including because of the bankruptcy/insolvency of one or more suppliers; or
•result in governmental regulation adversely impacting our business, all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.
We could be adversely affected by risks associated with mergers and acquisitions.
We may, in the future, seek to expand our business through acquisitions and investments.
Acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations; and (viii) an inability to realize the full extent of, or any of, the anticipated benefits of a merger or acquisition transaction, including failure to realize projected revenue gains or achieve expected cost savings within the assumed timeframe.
The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact Ballard and the value of our common shares.
Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect Ballard or holders of our common shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.
The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of our common shares. Additionally, states in which Ballard operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on Ballard and holders of our common shares is uncertain.
In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that are imposed on the corporation purchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and Ballard cannot predict how this legislation or any future changes in tax laws might affect Ballard or holders of our common shares.
ADDITIONAL INFORMATION
Additional information regarding Ballard may be found on the Canadian Securities Administrator’s SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov. In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under security compensation plans is contained in our information circular for our most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2024, each interim financial statement issued after December 31, 2024, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, or on our website at www.ballard.com.

APPENDIX “A”
AUDIT COMMITTEE MANDATE
The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Corporation’s accounting and financial reporting, the Corporation’s systems of internal controls over financial reporting, the independence and performance of the Corporation’s external and internal auditors, the identification and management of the Corporation’s risks, the Corporation’s Whistleblower Reporting processes, the Corporation’s financial policies and the review and approval of related party transactions, as further described below.
In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a member of the Corporation’s board of directors (the “Board”). “SGC” means the Corporation’s Sustainability & Governance Committee.
Composition and Eligibility
A)    The Committee will have a minimum of three members, including the chair of the Committee. Following each annual meeting of shareholders of the Corporation the Board, upon the recommendation of the SGC, will appoint the members of the Committee, including the Committee chair. Any member may be removed or replaced at any time by the Board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever occurs first.
B)    Each member of the Committee will be an independent director as set out in applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed.
C)    All members of the Committee will be financially literate, as defined in accordance with applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed.
D)    At least one member of the Committee must be an audit committee “financial expert” as defined by applicable securities laws, rules and regulations.
E)    Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the Board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.
Meetings & Quorum
A)    The Committee will meet at least quarterly and otherwise as necessary. Any member of the Committee may request additional meetings.

B)    Notice of the time and place of each meeting will be given to each member of the Committee either by telephone or other electronic means not less than 1 week before the time of the meeting. Meetings may be held at any time if all Committee members have waived or are deemed to have waived notice of the meeting. A Committee member participating in a meeting will be deemed to have waived notice of the meeting.
C)    The Board Chair will attend meetings of the Committee as an ex officio member. The Board Chair will be considered as a Committee member for purposes of establishing quorum and will be entitled to vote on matters considered at the meeting. Unless the Committee chair determines otherwise, any other directors who are not members of the Committee will not be allowed to attend meetings of the Committee.
D)    The CEO, CFO, Controller and internal auditor will have direct access to the Committee and any of them may request a meeting of the Committee be called by notifying the chair of the Committee. They will receive notice of every meeting of the Committee and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executives or employees of the Corporation will attend at the request of the Committee Chair.
E)    Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.
F)    A majority of Committee members constitute a quorum necessary for the transaction of business at Committee meetings. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.
G)    The Corporate Secretary or his or her nominee will act as Secretary to the Committee.
H)    All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.
I)    As part of every regularly-scheduled meeting, the Committee will hold in-camera sessions with: (1) the external auditors and the internal auditors; (2) with the external auditors only; and (3) of the Committee itself, without management or management directors present. The Committee may also hold other in-camera sessions with such members of management present as the Committee deems appropriate.
J)    The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

Duties and Responsibilities
A)Financial Reporting Control Systems
The Committee is responsible for monitoring the quality and integrity of the Corporation’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors.
In discharging this responsibility, the Committee will review:
(i)    with management and the external auditors, the Company’s significant accounting policies, including the impact of alternative accounting policies, and any proposed changes thereto; and key management estimates, risks and judgments that could materially affect the financial results;
(ii)    emerging accounting issues and their potential impact on the Company’s financial reporting;
(iii)    with management any significant changes in financial risks facing the Corporation;
(iv)    management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control; and
(v)    the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified deficiencies or weaknesses.
Prior to public disclosure, the Committee will review and approve (where authority has been delegated by Board to the Committee) or recommend to the Board for approval:
(i)    the audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements of the Corporation;
(ii)    the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Corporation; and
(iii)    all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, material press releases with financial results, the Annual Information Form and management information circular.
B)External Auditors
The external auditors will report directly to the Committee and the Committee will:
(i)    recommend to the Board and the Corporation’s shareholders the appointment of external auditors; determine their compensation; and monitor and evaluate their qualifications, resources, performance and independence;

(ii)    oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed, and performance against the audit plan;
(iii)    pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws, rules and regulations;
(iv)    discuss with the external auditors the quality and acceptability of the Corporation’s accounting policies, including:
a)    all critical accounting policies and practices;
b)    all alternative treatments of financial information that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;
c)    any other material written communications between the external auditors and management;
(v)    review reports of the external auditors;
(vi)    review the quarterly and annual representation letters given by management to the external auditors;
(vii)    at least annually, obtain and review a report by the external auditors describing:
a)    the firm’s internal quality-control procedures;
b)    any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental, regulatory or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and
c)    all relationships between the external auditors and the Company;
(viii)    annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, and hold discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
(ix)    ensure that the audit partners representing the external auditors meet the rotation requirements set out by applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed; and

(x)    review and approve hiring policies regarding partners, employees and former partners and employees of current and former external auditors in accordance with applicable securities laws, rules and regulations and the Corporation’s policies.
C)Monitoring Internal Auditors
The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary. The Committee will:
(i)    annually approve the appointment of the internal auditor (or persons responsible for the function);
(ii)    review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management and its working relationship with the external auditors;
(iii)    oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto; and
(iv)    review the reports of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors.
D)Financial Management
The Committee will at least annually:
(i)    review with management and approve, or make recommendations to the Board to approve, the Corporation’s capital structure strategy; financial policies and investment policies, including debt and equity components; current and expected financial leverage, interest rate and foreign exchange exposures; taking in consideration current and future business needs (including the Annual Operating Plan), capital markets and the Corporation’s credit rating; and
(ii)    review compliance with financial policies.
E)    Cybersecurity
The Committee will:
(i)    oversee policies, procedures, plans and execution intended to provide security, confidentiality, availability and integrity of the Corporation’s data, including personal information and customer and other third party confidential information in the Corporation’s possession or custody;

(ii)    oversee the effectiveness of the Corporation’s policies and procedures with respect to its information technology systems, including enterprise cybersecurity and privacy;
(iii)    oversee policies and procedures of the Corporation in preparation for responding to any material incidents;
(iv)    oversee the Corporation’s compliance with applicable information security and data protection laws and industry standards, and oversee any internal audits of the Corporation’s information technology systems and processes;
(v)    review the Corporation’s cyber insurance policies to ensure appropriate coverage;
F)    Risk Management and Internal Controls
The Committee will:
(i)    at least annually, review the Corporation’s risk assessment and risk management policies, including the Corporation’s insurance coverage, and management’s compliance with them;
(ii)    review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;
(iii)    review and recommend to the Board for approval of the Corporation’s delegation of financial authority;
(iv)    while ensuring confidentiality and anonymity, ensure management has established procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters or breaches of the Corporation’s ethics policies (“Whistleblower Reporting”);
(v)    review quarterly reports on any Whistleblower Reporting complaints received by the Corporation;
(vi)    review management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions (including succession plans for the Corporation’s CFO and Controller) and their plans for improvements;
(vii)    review the appointment of the financial senior executives of the Corporation, prior to recommendation by the SGC to the Board;

(viii)    assist the Board with the oversight of the Corporation’s compliance with applicable legal and regulatory requirements; and
(ix)    review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.
G)     Related Party Transactions
A related party transaction is defined as a transaction or a series of transactions in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $120,000 in aggregate and in which any of the following persons have a direct or indirect material interest:
•a director or executive officer of the Corporation;
•any nominee for election as a director of the Corporation;
•any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and
•any member of the immediate family of any of the foregoing persons.
In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:
(i)    receive details of all related party transactions proposed by the Corporation, and actual and potential conflicts of interest relating thereto, to verify their propriety and that disclosure is appropriate;
(ii)    if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion; and
(iii)    if approval of the Board of directors is necessary, provide a recommendation to the Board of directors with respect to the related party transaction.
H)     Other
The Committee will:
(i)    annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO;
(ii)    review the minutes of the Corporation’s Disclosure Committee; and
(iii)    evaluate, at least annually, the adequacy of this Mandate and the Committee’s performance, and report its evaluation and any recommendations for change to the Board.

Authority
A)The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.
B)The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.
C)The Committee may form and delegate authority to Committee members or subcommittees.
D)Nothing contained in the above mandate is intended to assign to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.